UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Corner Growth Acquisition Corp. 2
(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)
G2426E104
(CUSIP Number of Class A Ordinary Shares)

Marvin Tien
251 Lytton Avenue Suite 200
Palo Alto, California 94301
(650) 543-8180
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Carl P. Marcellino
Christopher J. Capuzzi
Ropes & Gray LLP
1211 Avenue of the Americas
New York, New York 10036
(212) 596-9000

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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO
This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Corner Growth Acquisition Corp. 2, a Cayman Islands exempted company (the “Company”) and relates to the offer by the Company to purchase and redeem all shares of its Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), at a price of $10.21 per share of Class A Ordinary Shares, net to the seller in cash and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Redeem dated October 21, 2022 (the “Offer to Redeem”) and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) (the “Redemption Offer Letter of Transmittal”), respectively (which together, as they may be amended or supplemented from time to time, constitute the “Redemption Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
All information included in the Offer to Redeem and the related Redemption Offer Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.
ITEM 1.   SUMMARY TERM SHEET
The information set forth in the section of the Offer to Redeem entitled “Summary Term Sheet” is incorporated herein by reference.
ITEM 2.   SUBJECT COMPANY INFORMATION
(a)   Name and Address:   The name of the subject company is Corner Growth Acquisition Corp. 2, a Cayman Islands exempted company. The address of its principal executive office is 251 Lytton Avenue, Suite 200, Palo Alto, California, 94301 and its telephone number is (650) 543-8180. The information set forth in the section of the Offer to Redeem entitled “The Redemption Offer — Certain Information Concerning Us” is incorporated herein by reference.
(b)   Securities:   This Schedule TO relates to the 7,406,265 outstanding shares of Class A Ordinary Shares, all of which were issued and outstanding as of the close of business on October 20, 2022. The information set forth in the section of the Offer to Redeem entitled “The Redemption Offer — Price Range of Securities; Dividends” is incorporated herein by reference, including the description of the Company’s initial public offering, which was conducted pursuant to an effective registration statement under the Securities Act of 1993, as amended (the “Securities Act”).
(c)   Trading Market and Price:   The information set forth in the section of the Offer to Redeem entitled “The Redemption Offer — Price Range of Securities; Dividends” is incorporated herein by reference.
ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON
(a)   Name and Address:   The name of the subject company is Corner Growth Acquisition Corp. 2, a Delaware corporation. The address of its principal executive office is 251 Lytton Avenue, Suite 200, Palo Alto, California, 94301 and its telephone number is (650) 543-8180. The names of the executive officers and directors of the Company, as of the date of the commencement of the Redemption Offer, are set forth below. The information set forth in the section of the Offer to Redeem entitled “The Redemption Offer — Certain Information Concerning Us” is incorporated herein by reference.

Name	Title
John Cadeddu	Co-Chairman and Director
Marvin Tien	Co-Chairman, Chief Executive Officer and Director
Alexandre Balkanski	Director
John Mulkey	Director
Jason Park	Director
Jane Batzofin	President
Jerome “Jerry” Letter	Chief Financial Officer and Chief Operating Officer
David Kutcher	Chief Investment Officer
Kevin Tanaka	Director of Corporate Development
ITEM 4.   TERMS OF THE TRANSACTION
(a)   Material Terms:   The information set forth in the sections of the Offer to Redeem entitled “Summary Term Sheet,” and “The Redemption Offer” is incorporated herein by reference.
(b)   Purchases:   The information set forth in the sections of the Offer to Redeem entitled “Summary Term Sheet,” “The Redemption Offer — Purpose of the Offer; Certain Effects of the Offer” and “The Redemption Offer — Procedures for Tendering Class A Ordinary Shares” is incorporated herein by reference. The Company will not purchase any Class A Ordinary Shares from any officer, director or affiliate in The Redemption Offer. As further described in the Offer to Redeem, certain officers, directors and affiliates have entered into a letter agreement dated June 16, 2021 (the “Letter Agreement”) with the Company, pursuant to which they have agreed to waive their redemption rights with respect to any shares of Class A Common Stock held by them in connection with the completion of the Company’s initial business combination, to which the Redemption Offer relates.
ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
(a)   Agreements Involving the Subject Company’s Securities:   The information set forth in the section of the Offer to Redeem entitled “The Redemption Offer — Certain Relationships and Related Party Transactions” is incorporated herein by reference.
ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
(a)   Purposes:   The information set forth in the sections of the Offer to Redeem entitled “Summary Term Sheet” and “The Redemption Offer — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.
(b)   Use of the Securities Acquired:   The information set forth in the section of the Offer to Redeem entitled “The Redemption Offer — Source and Amount of Funds” is incorporated herein by reference.
(c)   Plans:   The information set forth in the sections of the Offer to Redeem entitled “The Redemption Offer — Purpose of the Offer; Certain Effects of the Offer” and “The Redemption Offer — Certain Relationships and Related Party Transactions” is incorporated herein by reference.
ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
(a)   Source of Funds:   The information set forth in the sections of the Offer to Redeem entitled “Summary Term Sheet” and “The Redemption Offer — Source and Amount of Funds” is incorporated herein by reference.
(b)   Conditions:   Not applicable.
(d)   Borrowed Funds:   Not applicable.
ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY
(a)   Securities Ownership:   The information set forth in the section of the Offer to Redeem entitled “The Redemption Offer — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Class A Ordinary Shares” is incorporated herein by reference.

(b)   Securities Transactions:   Not applicable.
ITEM 9.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
(a)   Solicitations or Recommendations:   The information set forth in the sections of the Offer to Redeem entitled “Summary Term Sheet” and “The Redemption Offer — Fees and Expenses” is incorporated herein by reference.
ITEM 10.   FINANCIAL STATEMENTS
(a)   Financial Information:   The financial statements and other financial information of the Company included in the Offer to Redeem are incorporated by reference herein.
(b)   Pro Forma Financial Information:   Not applicable.
ITEM 11.   ADDITIONAL INFORMATION
(a)   Agreements, Regulatory Requirements and Legal Proceedings:   The information set forth in the sections of the Offer to Redeem entitled “Summary Term Sheet” and “The Redemption Offer — Certain Relationships and Related Party Transactions” is incorporated herein by reference.
(b)   Other Material Information:   The information in the Offer to Redeem and the related Redemption Offer Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference.
ITEM 12.   EXHIBITS
See Exhibit Index.
ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.
Dated: October 21, 2022
CORNER GROWTH ACQUISITION CORP. 2
By:
/s/ Marvin Tiem

Name:
Marvin Tiem

Title:
Chief Executive Officer and Co-Chairman

EXHIBIT INDEX
(a)(1)(i)	Offer to Redeem, dated October 21, 2022.
(a)(1)(ii)	Form of Redemption Offer Letter of Transmittal (including IRS Form W-9)
(a)(1)(iii)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
(b)	Not applicable.
(c)	Not applicable.
(d)(i)	Registration and Shareholder Rights Agreement among the Company, the Sponsor and the Holders signatory thereto (incorporated by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K filed on June 23, 2021, File No. 001-40510)
(d)(ii)	Private Placement Warrants Purchase Agreement between the Company and the Sponsor (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed on June 23, 2021, File No. 001-40510)
(d)(iii)	Administrative Services Agreement between the Company and the Sponsor (incorporated by reference to Exhibit 10.5 of the Registrant’s Current Report on Form 8-K filed on June 23, 2021, File No. 001-40510).
(d)(iv)	Form of Letter Agreement between the Company, the Sponsor and each director and executive officer of the Registrant (incorporated by reference to Exhibit 10.8 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on March 30, 2021, File No. 333-253747).
(d)(v)	Form of Indemnity Agreement between the Company and each director and executive officer of the Registrant (incorporated by reference to Exhibit 10.4 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on March 30, 2021, File No. 333-253747).
(d)(vi)	Warrant Agreement between Continental Stock Transfer & Trust Company and the Company (incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K filed on June 23, 2021, File No. 001-40510).
(d)(vii)	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on June 23, 2021, File No. 001-40510).
(d)(viii)	Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Company (incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K filed on June 23, 2021, File No. 001-40510).
(d)(ix)	Extension Amendment to the Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed on June 16, 2022, File No. 001-40510).
(d)(x)	Promissory Note (incorporated by reference to Exhibit 10.6 of the Registrant’s Registration Statement on Form S-1 filed on March 1, 2021).
(d)(xi)	Securities Subscription Agreement (incorporated by reference to Exhibit 10.7 of the Registrant’s Registration Statement on Form S-1 filed on March 1, 2021).
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table